TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

04035065

RECEIVED
2004 JUN -4 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Nicole Folwell, Corporate Secretarial Department
Date:	June 2, 2004 Time: 1:30 MST
Number of Pages (including Cover)	3

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

Re: News Release

Please see the attached news releases scheduled to cross the Canada News Wire immediately:

"TransCanada Files Alaska Stranded Gas Development Act Application"

dw 6/30

Disposition of Original:	
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If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

TransCanada
In business to deliver

NewsRelease

TransCanada Files Alaska Stranded Gas Development Act Application

CALGARY, Alberta – **June 2, 2004** – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation has filed an application under the Alaska Stranded Gas Development Act. The company will now proceed with processing its application with the State of Alaska for a right-of-way across State lands for the Alaska Highway pipeline project.

"TransCanada is going ahead with right-of-way activities in Alaska," said Hal Kvisle, TransCanada's chief executive officer. "In upcoming months, we will be holding information sessions with the public at various locations in Alaska along the proposed route."

In April 2004, TransCanada signed a memorandum of understanding with the State of Alaska saying the company would file an application under the Stranded Gas Act and the State would resume processing TransCanada's application for a right-of-way lease.

"We will be providing communities along the proposed route with general pipeline information and gathering their input to be incorporated into our plans for the Alaska Highway pipeline," said Mr. Kvisle. "Although the original route application was filed years ago, we have updated the design to include the latest in technology and to ensure we meet or exceed today's environmental and regulatory standards."

TransCanada anticipates that fiscal negotiations between the State of Alaska and the North Slope producers will continue at the same time as right-of-way activities and review of TransCanada's Stranded Gas Development Act application are taking place. Discussions on each of these will help advance the project.

Once the right-of-way lease application is approved, TransCanada would be prepared to convey the lease to another corporation or partnership if appropriate commercial agreements are in place. The lease conveyance would also require an interconnection agreement with TransCanada at the Yukon/Alaska border. In the meantime, TransCanada will continue to play a leadership role in both Canada and Alaska to advance the Alaska Highway pipeline project.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada's network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is

constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. TransCanada's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9371
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	06/02 14:19
USAGE T	01'06
PGS.	3
RESULT	OK